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Report of Independent Registered Public Accounting Firm

CWCapital Asset Management, LLC

We have examined management’s assertion, included in the accompanying Management’s Assertion on Compliance with Regulation AB Criteria, that CWCapital Asset Management, LLC (the “Company” and the “Asserting Party”) complied with the servicing criteria set forth in Item 1122(d) of the Securities and Exchange Commission’s Regulation AB for the special servicing Platform for commercial mortgage-backed securities transactions that were issued on or after January 1, 2006, for which the Company acted as special servicer as of and for the year ended December 31, 2016. Management has determined that the criteria set forth in Sections 1122 (d)(1)(iii), (d)(3)(i)(b), (d)(3)(i)(c), (d)(3)(i)(d), (d)(3)(ii), (d)(3)(iii), (d)(3)(iv), (d)(4)(v), (d)(4)(ix), (d)(4)(x), (d)(4)(xi), (d)(4)(xii), (d)(4)(xiii), (d)(4)(xiv), and (d)(4)(xv) are not applicable to the activities performed by the Company, as a special servicer, with respect to the Platform. With respect to applicable servicing criteria 1122(d)(1)(ii), 1122(d)(2)(vi), 1122(d)(4)(i), 1122(d)(4)(iii), and 1122(d)(4)(iv), the Company has determined that there were no activities performed during the twelve months ended December 31, 2016, with respect to the Platform, because there were no occurrences of events that would require the Company to perform such activities. The commercial mortgage-backed securities transactions covered by this Platform are those specified in Appendix B in the accompanying Management’s Assertion on Compliance with Regulation AB. Management is responsible for the Company’s compliance with the servicing criteria. Our responsibility is to express an opinion on management’s assertion about the Company’s compliance with the servicing criteria based on our examination.

Our examination was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants, as adopted by the Public Company Accounting Oversight Board (United States) and, accordingly, included examining, on a test basis, evidence about the Company’s compliance with the applicable servicing criteria, including tests on a sample basis of the servicing activities related to the Platform, determining whether the Company performed those selected activities in compliance with the servicing criteria during the specified period and performing such other procedures as we considered necessary in the circumstances. Our procedures were limited to selected servicing activities performed by the Company during the period covered by this report and, accordingly, such samples may not have included servicing activities related to each specific commercial mortgage-backed transaction included in the Platform. Further, an examination is not designed to detect noncompliance arising from errors that may have occurred prior to the period specified above that may have affected the balances or amounts calculated or reported by the Company during the period covered by this report. We believe that our examination provides a reasonable basis for our opinion. Our examination does not provide a legal determination on the Company’s compliance with specified requirements.

In our opinion, management’s assertion that the Company complied with the aforementioned applicable servicing criteria as of and for the year ended December 31, 2016 for the commercial mortgage-backed securitization trusts Platform is fairly stated, in all material respects.

/s/ CohnReznick LLP

Bethesda, Maryland

February 21, 2017